Exhibit 99.1

For Immediate Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES.

Nexen Closes Preferred Share Issue

Calgary, Alberta, March 7, 2012 — Nexen Inc. (TSX, NYSE: NXY) announced today that we have completed our public offering of cumulative redeemable class A rate reset preferred shares, series 2 (the “Series 2 Shares”), which was announced on February 27, 2012.

With the underwriters fully exercising their option to acquire an additional 2 million Series 2 Shares, the size of the offering increased to a total of 8 million Series 2 Shares, resulting in gross proceeds of $200 million.

The net proceeds of the offering may be used to reduce Nexen’s indebtedness, for capital expenditures and for general corporate purposes.

The syndicate of underwriters was co-led by TD Securities Inc. and Scotiabank and included RBC Capital Markets, CIBC, BMO Capital Markets, National Bank Financial Inc., Desjardins Securities Inc. and HSBC Securities (Canada) Inc.

The Series 2 Shares will be listed on the Toronto Stock Exchange under the symbol “NXY.PR.A”.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. Nexen is focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. Nexen adds value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For investor relations inquiries contact:	For media & general inquiries contact:

Janet Craig Vice President, Investor Relations (403) 699-4230	Pierre Alvarez Vice President, Corporate Relations (403) 699-6291

801 – 7th Ave SW

Calgary, Alberta, Canada T2P 3P7

www.nexeninc.com

Forward-Looking Statements

Certain statements in this release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). This forward-looking information includes, among others, statements regarding the use of proceeds from the public offering of the Series 2 Shares.

All of the forward-looking statements in this release are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve volumes; commodity price and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and the extent of our liabilities. We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to the Risk Factors contained in our 2011 Annual Information form, and to the Quantitative Disclosures about Market Risk and our Forward Looking Statements contained in our 2011 Management Discussion and Analysis.

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